FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A. A Publicly-held company CNPJ/MF nº 20.730.099/0001 -94

MATERIAL FACT

SADIA S.A. (“Sadia” or “Company”), under the terms set out in Paragraph 4 of Article 157 of Law no. 6.404/76 and as per Brazilian Securities and Commission Committee –CVM Instruction no. 358/02, informs its shareholders and the market at large of the following

1. At the meeting held on April 26, 2007, the Board of Directors approved, upon the recommendation of its Finance Committee and in accordance with the Bylaws, the proposal tabled by Management and which consisted in setting up a joint stock company for the sole purpose of holding an interest in financial institutions authorized for operation by the Brazilian Central Bank (the "Financial Holding"), and, subsequently, in setting up a multiple bank (the “Multiple Bank”), to be incorporated as a wholly-owned subsidiary of the Financial Holding.

2. The Financial Holding and the Multiple Bank shall be incorporated in accordance with the applicable legal provisions and regulatory standards, particularly the regulations established in the Brazilian Central Bank Resolution 3040, of November 28, 2002. Sadia shall be the title holder of the total capital of the Financial Holding.

3. According to the approved proposal, Sadia will transfer the totality of its shares, issued by Concórdia Corretora de Câmbio e Valores Mobiliários S.A. (the "Broking House"), to the capital of the Financial Holding, so that the shareholding structure of both companies will be as follows:

4. The purpose of setting up a Financial Holding and a Multiple Bank ("Broking House") is to expand the activities that the Company, through a Broking House, has been developing in the financial market over the latest 21 years, using the synergies and business

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opportunities provided by the Sadia Group value chain and thus completing the business model of this organization.

5. The incorporation of the Multiple Bank, as well as the approval of the corporate restructuring involving the Broking House, are subject to the prior and express approval by the Brazilian Central Bank. The Board of Directors has authorized Management to take all steps required to carry out all other procedures and operations required to obtain the aforementioned approval.

6. The Company will keep its shareholders and the market duly informed about the implementation of the operations disclosed in this Material Fact.

São Paulo, April 26, 2007

Welson Teixeira Junior Investor Relations Director

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